AB
3/12

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
400

SEC FILE NUMBER	
8	66538



13014056

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	1/1/2012	AND ENDING	12/31/2012
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emerald Point Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1718
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn   212-342-7408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual. state last. first. middle name)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ____Dennis M. Quinn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Emerald Point Capital, LLC_____ , as of ____December____ 31,____ 20 12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA V NADARUCERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA62565571
My Commission Expires 02/23/2013

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emerald Point Capital, LLC
(A Wholly-Owned Subsidiary of
Emerald Point Capital Holdings, LLC
and A Limited Liability Company)

Report on Statement of Financial Condition

Year Ended December 31, 2012



Emerald Point Capital, LLC
(A Wholly-Owned Subsidiary of
Emerald Point Capital Holdings, LLC
and A Limited Liability Company)

Report on Statement of Financial Condition

Year Ended December 31, 2012

EMERALD POINT CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Emerald Point Capital Holdings, LLC
and A Limited Liability Company)

Index

Facing Page

Independent Auditor's Report

To the Member
Emerald Point Capital, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Emerald Point Capital, LLC (the Company) (a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Emerald Point Capital, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

[signature]

New York, New York
March 5, 2013

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 421,716
Accounts receivable	722,998
Prepaid expenses and other current assets	36,633
Total current assets	1,181,347
Property and equipment, net	38,324
Investment - nonmarketable securities	835,800
Total	$ 2,055,471

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 714,521
Total current liabilities	714,521
Commitments and contingencies	
Member's equity	1,340,950
Total	$ 2,055,471

See Notes to Statement of Financial Condition

4

EMERALD POINT CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and business:

Emerald Point Capital, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Emerald Point Capital, LLC has been, and continues to be, in the process of reducing its activities in the placement agency business since late 2010 as a result of a number of factors. Headcount has been steadily reduced. However, the Company will remain a FINRA-Member and SEC-registered broker dealer with a general securities principal. The Company's activities for the foreseeable future include the conclusion of a placement engagement and the continued collection of fee income from that engagement and several others for which receivables remain outstanding.

Note 2 - Significant accounting policies:

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Note 2 - Significant accounting policies (continued):

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2012.

Property and Equipment:

Property and Equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

The Company has no unrecognized tax benefits at December 31, 2012.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

Note 2 - Significant accounting policies (continued):
Fair value measurement (continued):

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best

EMERALD POINT CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (concluded):
Fair value measurement (concluded):

information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Income from the private equity fund, which includes unrealized gains and losses, is recognized based upon the Company's allocable share of the earnings of the fund which carries its investments at fair value. Distributions from the underlying fund are initially recorded as a return of capital until all contributions have been returned. All subsequent distributions are recorded as realized gains in the statement of operations.

Note 3 - Investments – nonmarketable securities:

The Company's investments measured at fair value at December 31, 2012 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2012
Private equity investment, at fair value	$ -	$ -	$ 835,800	$ 835,800
Totals	$ -	$ -	$ 835,800	$ 835,800

8

Note 3 - Investments – nonmarketable securities (concluded):

In determining the fair value of the Company's investment that falls within Level 3 of the fair value hierarchy (which is comprised of an investment in a private equity fund), management utilized the fair value as reported by the underlying fund.

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

Balance, December 31, 2011	$ 1,243,369
Purchases	84,574
Distributions, net	(401,145)
Net change in unrealized depreciation	(90,998)
Balance, December 31, 2012	$ 835,800

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Note 4 - Property and equipment:

Property and equipment at December 31, 2012 are comprised of the following:

Furniture and fixtures	$ 27,689
Equipment	40,341
Automobile	73,888
Total	141,918
Less accumulated depreciation	103,594
Total	$ 38,324

Note 5 - Concentrations of credit risk:

Fee revenue from two clients represented approximately 79% of the revenue earned during 2012.

The Company maintains its cash and cash equivalents accounts in two commercial banks. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2012, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $50,000.

Note 6 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distribution s paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $102,156 which was $54,521 in excess of its required net capital of $47,635. The Company's ratio of aggregate indebtedness to net capital was 6.99 to 1.

Note 7 - Commitments:

Operating lease:

The Company sub-leases its operating facilities from an entity whose chairman is a member of the parent Company. The original lease expired June 15, 2012, however was subsequently renewed through February 28, 2013.

Future minimum rentals are approximately $18,000 for the period ending February 28, 2013 of which $18,000 was prepaid as of December 31, 2012.

The Company going forward will rent limited space at its current location on a month-to-month basis.

Contract with former member:

A former member of the Parent is contracted to perform consulting services on behalf of the Company. The contract commenced in May 2009 and is for a period of 55 months with monthly payments of $15,000 after an initial payment of $35,000.

EMERALD POINT CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 8 - Related party transaction:
At December 31, 2012, included in accounts payable and accrued expenses is approximately $230,000 of commissions due to a member of the Parent and who is a registered representative of the Company.

Note 9 - Contingencies:
On June 16, 2009, two individual plaintiffs initiated a lawsuit against the Company and one of its principals, which is currently pending before a judge in the First Judicial District Court for the State of New Mexico. The complaint, which purports to be brought on behalf of the State of New Mexico, seeks unspecified damages from numerous corporate and individual defendants and alleges, among other things, that defendants conspired to defraud the State of New Mexico by making illegal payments which caused certain state officials to invest state funds with investment managers who then suffered losses. The alleged amount of the claims is difficult to calculate. On September 29, 2009, the Company and its principal moved to dismiss the complaint. On May 18, 2011, the Judge granted a portion of the Company's motion, which the plaintiffs appealed. The Company and its principal are appealing the Judge's decision on the motion not granted. The New Mexico Court of Appeals now has affirmed the lower court dismissal. The plaintiffs have petitioned the New Mexico Supreme Court to review the Court of Appeals decision, which petition is currently outstanding. At this time, outside counsel is unable to offer an opinion as to whether an adverse judgment is either probable or remote, or the amount, if any, of damages that might be awarded in the event of such an award, but would note that the Company and its principal have asserted substantial defenses to the claims. No provision or liability has been recorded for this litigation as of December 31, 2012.

On June 30, 2011, the New Mexico Attorney General, on behalf of the New Mexico State Investment Council ("NMSIC"), initiated a lawsuit against one of the Company's principals, which is currently pending before a judge in the First Judicial District Court for the State of New Mexico. The complaint seeks unspecified damages from numerous corporate and individual defendants and makes allegations similar to the lawsuit discussed in the immediately preceding paragraph. The alleged amount of the claims is difficult to calculate. On October 24, 2011, the Company's principal moved to dismiss the complaint, which motion remains pending. Discovery has been deferred in the case and settlement negotiations have commenced to avoid future costs and the uncertainties of litigation. Counsel for the State of New Mexico has informed counsel to the Company that NMSIC has approved settling the matter for $300,000, which settlement would include (i) dismissal of the pending action with prejudice; (ii) a release and discharge by NMSIC of any and all claims (whether or not asserted in the NMSIC litigation), including any and all claims relating to any placement activities in New Mexico or any investments made by NMSIC, with respect to the Company and certain of its officers and employees; and (iii) no admission of liability or wrongdoing by the Company or any of its officers or employees.

11

EMERALD POINT CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 9 - Contingencies (concluded)

Counsel for the Company and the State of New Mexico are negotiating the specific terms of a settlement agreement. Any settlement with the State of New Mexico would be subject to court approval, including as to objections that might be filed by the qui tam plaintiffs in the litigation discussed in the immediately preceding paragraph. At this time, outside counsel is unable to offer an opinion as to whether an adverse judgment is either probable or remote, or the amount, if any, of damages that might be awarded in the event of such an award, but would note that the Company's principal has asserted substantial defenses to the claims. The Company has accrued $300,000 for this litigation, in expectation of a settlement, as of December 31, 2012.

Note 10 - Retirement plan:

The Company maintains a retirement saving plan for its employees, which allows participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. There are no employer contributions under this plan.

Note 11 - Subsequent events:

The Company has evaluated subsequent events through the date the statement of financial condition was issued.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY